UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 001-40033

CUSIP Number: 744413105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	June 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

P3 HEALTH PARTNERS INC.
Full Name of Registrant

Foresight Acquisition Corp.
Former Name if Applicable

2370 Corporate Circle, Suite 300
Address of Principal Executive Office (Street and Number)

Henderson, NV 89074
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

P3 Health Partners Inc. (the “Company”) will not, without unreasonable effort and expense, be able to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 (the “Second Quarter Form 10-Q”) within the prescribed time period due to delays in completion of the financial statements for the quarterly periods ended March 31, 2022 and June 30, 2022 and completion of the audit of the Company's financial statements for the fiscal year ended December 31, 2021. The delay in the issuance of the Company's audited financial statements for the fiscal years ended December 31, 2021, 2020 and 2019 is primarily attributable to the pending restatement (the “Restatement”) of the Company’s consolidated financial statements for the years ended December 31, 2020 and 2019 and unaudited condensed consolidated financial statements for the interim quarterly periods ended September 30, 2021, June 30, 2021, March 31, 2021, September 30, 2020, June 30, 2020 and March 31, 2020 (the “Affected Periods”), as previously disclosed in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2022 (the “Non-Reliance 8-K”).

In addition, subsequent to the filing of the Non-Reliance 8-K and the filing of the Company’s Form 12b-25 with respect to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (the “First Quarter Form 10-Q”) on May 17, 2022, and as a result of the recent changes in the Company’s stock price, the passage of time, and management’s current assessment of forecasted liquidity conditions, management commenced an evaluation of potential impairments to goodwill and intangible assets for the fiscal year ended December 31, 2021 and the Company’s ability to continue as a going concern for a period of twelve months from the expected issuance date of the Company’s Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”).

The Company’s financial statements for the three months ended June 30, 2022 cannot be finalized until the restated financial statements for the Affected Periods, the 2021 Form 10-K and the First Quarter Form 10-Q are each completed. Although the Company expects to finalize its financial statements and file the 2021 Form 10-K, the First Quarter Form 10-Q and the Second Quarter Form 10-Q as soon as practicable, for the reasons discussed above, the Company does not currently expect to file the Second Quarter Form 10-Q within the timeframe specified by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Eric Atkins	702	910-3950
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No
Annual Report on Form 10-K for the fiscal year ended December 31, 2021; Quarterly Report on Form 10-Q for the quarter ended March 31, 2022

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of management's work on the pending Restatement of the financial statements for the Affected Periods, the Company is not in a position at this time to compare results of operations for the quarters ended June 30, 2022 and 2021, respectively.

Disclosure Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations regarding the timing of the completion of the Company’s financial statements and the filing of the 2021 Form 10-K, the First Quarter 10-Q and the Second Quarter Form 10-Q, which reflect the Company’s expectations based upon currently available information and data. Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

P3 HEALTH PARTNERS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2022	By	/s/ Eric Atkins
Name: Eric Atkins Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).